Capital Product Partners L.P. Announces New Charters For The
M/T Amore Mio II and M/T Amoureux At Increased Day Rates

ATHENS, GREECE, February 26, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’), an international diversified shipping company, announced today that it has secured new time charter employment for the M/T ‘Amore Mio II’ and M/T ‘Amoureux’ at increased day rates.

The M/T ‘Amore Mio II’ (159,982 dwt, Crude Oil Carrier, built 2001, Daewoo Shipbuilding & Marine Engineering, South Korea) will continue its time charter employment with our sponsor, Capital Maritime & Trading Corp. (‘CMTC’), for 12-14 months (+/- 30 days) at a gross daily rate of $27,000. The vessel is currently employed under time charter to CMTC at a gross daily rate of $17,000 per day. The new charter is expected to commence in April 2015.

The M/T ‘Amoureux’ (149,993 dwt, Crude Oil Carrier, built 2008, Universal Shipbuilding, Japan) has secured a two year employment (+/- 30 days) with Stena Bulk AB at a gross daily rate of $29,000. The new charter is expected to commence in April 2015. The vessel is currently earning $24,000 gross per day under its current time charter employment with CMTC.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Capital Maritime & Trading Corp. (our sponsor), Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Repsol Trading S.A. (‘Repsol’), Stena Bulk AB and Subtec S.A. de C.V.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital GP L.L.C.
Jerry Kalogiratos, Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Source: Capital Product Partners L.P.